CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2009

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	March 31	December 31
	2009	2008
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$21,925	$4,587
Restricted cash (note 12)	–	4,400
Marketable securities and investments (note 5)	5,714	3,138
Accounts receivable	7,181	4,606
Inventory (note 6)	19,963	20,340
Prepaid expenses	2,226	329
Advances for equipment (note 14(a))	–	499
Current portion of promissory note	1,348	3,384
	58,357	41,283

Advances for equipment (note 14(a))	10,044	5,882
Reclamation deposits	28,859	32,396
Promissory note	73,418	73,684
Mineral property interests, plant and equipment (note 7)	327,713	325,000
	$498,391	$478,245

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 10)	$–	$5,737
Accounts payable and accrued liabilities	42,449	53,036
Amounts due to a related party (note 8)	2,200	1,772
Convertible debt	37,045	35,219
Current portion of lease liability (note 9)	3,374	3,324
Current portion of deferred revenue	175	175
Current portion of royalty obligation	1,348	3,384
Income taxes payable	3,822	937
Current portion of future income taxes	782	8,469
	91,195	112,053

Income taxes	31,274	30,685
Royalty obligation	59,959	60,973
Deferred revenue	788	831
Long term credit facility (note 13)	36,777	–
Capital leases (note 9)	12,292	13,100
Site closure and reclamation obligation (note 11)	10,484	10,366
Future income taxes	15,022	15,330
	257,791	243,338

Shareholders' equity
Share capital	285,690	285,690
Equity component of convertible debt	3,832	3,832
Tracking preferred shares	26,642	26,642
Contributed surplus	15,218	14,561
Accumulated other comprehensive loss	(5,152)	(6,680)
Deficit	(85,630)	(89,138)
	240,600	234,907
Basis of presentation (note 1)
Commitments (note 14)
Subsequent events (notes 4c(iii)(a) and 15)
	$498,391	$478,245

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Ronald W. Thiessen
Russell E. Hallbauer	Ronald W. Thiessen
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended
	March 31, 2009	March 31, 2008

Revenue
Copper	$37,780	$56,494
Molybdenum	2,392	8,863
	40,172	65,357
Cost of sales	(31,656)	(36,048)
Depletion, depreciation and amortization	(1,910)	(1,091)
Operating profit	6,606	28,218

Expenses (income)
Accretion of reclamation obligation	234	313
Change in fair value of financial instruments	–	809
Exploration	534	2,243
Foreign exchange loss (gain)	2,930	(999)
Gain on sale of marketable securities	–	(568)
General and administration	2,329	2,470
Interest accretion on convertible debt	566	758
Interest and other income	(2,184)	(2,239)
Interest expense	2,218	1,275
Stock-based compensation	657	1,598
	7,284	5,660

Earnings (loss) before income taxes	(678)	22,558

Current income tax expense (recovery)	3,943	(7,204)
Future income tax expense (recovery)	(8,129)	13,561

Net earnings for the period	$3,508	$16,201

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(659)	752
Unrealized gain (loss) on available-for-sale marketable securities	2,577	(2,560)
Reclassification of realized gain on sale of marketable securities	–	(89)
Tax effect	(389)	321
Other comprehensive income (loss)	$1,529	$(1,576)

Total comprehensive income	$5,037	$14,625

Earnings/(loss) per share
Basic	$0.02	$0.12
Diluted	0.02	0.10

Weighted average number of common shares outstanding
Basic	153,187	140,280
Diluted	160,698	154,310

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended
	March 31, 2009	March 31, 2008

Operating activities
Net earnings for the period	$3,512	$16,201
Items not involving cash
Accretion of reclamation obligation	234	313
Depreciation, depletion and amortization	1,910	1,091
Interest accretion on convertible debt	566	758
Stock-based compensation	657	1,597
Future income taxes	(8,129)	13,561
Unrealized foreign exchange loss (gain)	1,783	971
Loss (gain) on sale of marketable securities	–	(568)
Change in fair value of financial instruments	–	809
Changes in non-cash operating working capital
Accounts receivable	(2,575)	2,155
Advances to a related party	428	412
Inventory	377	(2,467)
Prepaid expenses	(1,898)	335
Accrued interest income on promissory note	2,302	1,732
Accounts payable and accrued liabilities	(10,587)	4,594
Deferred revenue	(44)	(44)
Accrued interest recovery (expense) on royalty obligation	(3,049)	(2,463)
Income taxes	3,219	(7,026)
Site closure and reclamation expenditures	(136)	–
Cash provided by (used for) operating activities	(11,430)	31,961

Investing activities
Purchase of property, plant and equipment	(4,604)	(21,517)
Reclamation deposits	–	(75)
Funds released from reclamation deposits	3,900	–
Accrued interest income on reclamation deposits	(1,022)	(473)
Funds released from restricted cash	4,400	–
Proceeds from sale of marketable securities	–	1,044
Advance payments for equipment	(3,663)	–
Cash used for investing activities	(989)	(21,021)

Financing activities
Payment of bank indebtedness	(5,737)	–
Common shares issued for cash, net of issue costs	–	307
Capital lease payments	(758)	–
Proceeds from long term credit facility	36,252	–
Cash provided by financing activities	29,757	307

Increase in cash and equivalents	17,338	11,247
Cash and equivalents, beginning of period	4,587	55,169
Cash and equivalents, end of period	$21,925	$66,416

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Three months ended		Year ended
	March 31, 2009		December 31, 2008
	(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	153,187,116	$285,690	130,580,538	$205,040
Share purchase options at $2.07 per share	–	–	30,000	62
Share purchase options at $2.18 per share	–	–	145,500	317
Share purchase options at $2.68 per share	–	–	7,500	20
Share purchase options at $3.07 per share	–	–	78,500	241
Share purchase options at $4.09 per share	–	–	3,600	15
Share purchase options at $4.50 per share	–	–	5,000	23
Fair value of stock options allocated to shares issued on exercise	–	–	–	514
Shares issued for the purchase of royalty interest	–	–	1,000,000	5,220
Shares issued for debt conversion	–	–	2,612,971	21,318
Equity financings at $5.20 per share, net of issue costs	–	–	9,637,792	46,945
Equity financings at $0.70 per share, net of issue costs	–	–	9,085,715	5,975
Balance at end of the period	153,187,116	285,690	153,187,116	285,690

Equity component of convertible debt
Balance at beginning of the period		3,832		13,655
Convertible debenture conversion adjustment		–		(9,823)
Balance at end of the period		3,832		3,832

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		14,561		8,633
Stock-based compensation		657		6,442
Fair value of stock options allocated to shares issued on exercise		–		(514)
Balance at end of the period		15,218		14,561

Accumulated other comprehensive income (loss)
Balance at beginning of the period		(6,680)		2,338
Unrealized gain (loss) on reclamation deposits		(659)		1,859
Unrealized gain (loss) on available-for-sale marketable securities		2,576		(11,295)
Reclassification of realized gain on sale of marketable securities		–		(1,152)
Tax effect		(389)		1,570
Balance at end of the period		(5,152)		(6,680)

Deficit
Balance at beginning of the period		(89,138)		(92,648)
Net earnings for the period		3,508		3,510
Balance at end of the period		(85,630)		(89,138)

TOTAL SHAREHOLDERS' EQUITY		$240,600		$234,907

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fifteen months fiscal period ending December 31, 2008, which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. As at March 31, 2009, the Company had cash and equivalents of $21,925 and a working capital deficit of $32,838.

Although the Company has had a history of operating profit, recent economic events have also impacted the profitability of the Company’s operations. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has adequate cash resources to fund identified commitments. The Company has implemented a new 24-month operational mine plan which will sustain current mill throughput while mining at a reduced strip ratio, resulting in reduced operating costs. Furthermore, certain expansion projects have been deferred until improvements occur in the credit and commodity markets. The Company has also been able to secure sufficient funding through its credit facility (note 13) and equity financings (note 15). While there can be no assurances that the Company’s plans to address the current economic events will be successful, management believes that there is sufficient funding through our current resources, credit facilities and cash flow from operations to continue as a going concern.

If the Company is unable to maintain profitable operations and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations and exploration activities or obtain financing at unfavorable terms. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2008, except as described in note 3.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company

(c)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)	New Accounting Standards Not Yet Adopted:

i) International Financial Reporting Standards ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's change of fiscal year end to December 31, 2008, the transition date for the Company is January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and convertible debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

As at March 31, 2009, the Company is subject to externally-imposed capital requirements in the form of covenants relating to the long term credit facility (note 13) requiring a maximum total debt to total equity ratio of 55% and a minimum tangible net worth of $150,000. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of minority shareholders of the Company. As at March 31, 2009, the Company’s total debt to equity was 37.2% and its tangible net worth is $240,600.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three months ended March 31, 2009 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2009 as disclosed in note 1.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair values of the promissory note are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

	Estimated fair value as at
	March 31, 2009	December 31, 2008

Cash and equivalents	$21,925	$4,587
Restricted cash	–	4,400
Held for trading	21,925	8,987

Accounts receivable	7,181	4,606
Loans and receivables	7,181	4,606

Marketable securities and investments	5,714	3,138
Reclamation deposits	28,859	32,396
Available for sale financial assets	34,573	35,534

Total financial assets	$63,679	$49,127

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	March 31, 2009	December 31, 2008

Bank Indebtedness	$–	$5,737
Accounts payable and accrued liabilities	42,449	53,036
Advances due to a related party	2,200	1,772
Convertible debt	37,045	35,219
Long term credit facility (note 13)	36,777	–
	$118,471	$95,764

At March 31, 2009, all the Company's financial liabilities were classified as other financial liabilities and carried at amortized cost. The fair values of the convertible debt were determined by discounting the stream of future payments of interest and principal at 12.5% which approximates the Company’s current borrowing rate. The fair values of the long term credit facility were determined by discounting the stream of future payments of interest and principal at 5%.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows.

	(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, reclamation deposits, promissory note and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. Accounts receivable consist mainly of goods and services tax receivable and trade receivables from customers with good credit ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all the Company's cash and equivalents are held with several major Canadian financial institution and its subsidiaries. The reclamation deposits and the promissory note are each held at different financial institutions.

	(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company's cash and equivalents are invested in business accounts and bankers acceptances, and are available on demand for the Company's programs.

The Company has US$30,000 in convertible bonds that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been accordingly classified as current liabilities as at March 31, 2009. During the period, the Company secured a US$30,000 36-month term facility agreement (note 13) and subsequently to the period end completed a $23 million “bought-deal” equity financing and $5 million equity private placement (note 15). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $15,442 (note 14).

The following are the contractual maturities of financial liabilities:

	Carrying				Over 3
As at March 31, 2009	amount	2009	2010	2011	years
Accounts payable and
accrued liabilities	$42,449	$42,449	$–	$–	$–
Amounts due to a related
party	2,200	2,200	–	–	–
Convertible debt	37,045	–	–	37,045	–
Long term credit facility (note 13)	36,777	–	15,766	18,920	2,091
Total liabilities	$118,471	$44,649	$15,766	$55,965	$2,091

	Carrying				Over 3
As at December 31, 2008	amount	2009	2010	2011	years
Accounts payable and
accrued liabilities	$53,036	$53,036	$–	$–	$–
Bank overdraft facility	5,737	5,737	–	–	–
Amounts due to a related
party	1,772	1,772	–	–	–
Convertible debt	35,219	–	–	35,219	–
Total liabilities	$95,764	$60,545	$–	$35,219	$–

(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(a) Commodity Price Risk

The value of the Company's mineral resource properties is dependent on the price of copper, gold, molybdenum and niobium and the outlook for these minerals. Market prices for these metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The profitability of the Company's operations is highly correlated to the market price of copper and molybdenum. If copper prices decline for a prolonged period below the cost of production of the Company's operating mine, it may not be economically feasible to continue production.

Subsequent to the three months ended March 31, 2009, the Company has established a hedging program for approximately 50% of targeted copper production to the end of 2009 from its wholly-owned Gibraltar Mine. The Company used a producer put and call option – a zero premium cost strategy. Approximately 30 million pounds of copper has been hedged with a price range of US$1.88 – US$2.36 per pound. Under the hedging program, Taseko will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, Taseko will receive a minimum of US$1.88 and a maximum of US$2.36 for the hedged copper. The remaining estimated 30 million pounds of production is unhedged.

(b)	Foreign Exchange Risk

The Company's revenues from the production and sale of copper and molybdenum are denominated in US dollars. The Company's concentrate treatment, refining, and transportation costs are substantially denominated in US dollars. However the Company's operating expenses are incurred primarily in Canadian dollars and its liabilities are denominated primarily in Canadian dollars. Consequently, the Company's operations are subject to currency transaction risk and currency translation risk.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuation of the US dollar in relation to the Canadian dollar will, consequently, have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and liabilities.

As at March 31, 2009, the Company had no foreign currency hedges in place, and consequently, hedge accounting is not used.

The Company's financial assets held in the US dollars (stated in Canadian dollars) were:

Carrying value	March 31, 2009	December 31, 2008

Cash and equivalents	$6,579	$2,169
Accounts receivable	4,793	–
Total financial assets	$11,372	$2,169

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company's financial liabilities held in the US dollars (stated in Canadian dollars) were:

Carrying value	March 31, 2009	December 31, 2008

Accounts payable and accrued liabilities	$16,346	$13,227
Convertible debt	37,045	35,219
Long term credit facility (note 13)	36,777	–
Total financial liabilities	$90,168	$48,446

The following exchange rates applied during the periods ended March 31, 2009 and March 31, 2008:

		Average rate	Period end spot rate
	March 31	March 31	March 31	March 31
	2009	2008	2009	2008
CAD vs. USD	1.2645	1.0020	1.2613	1.0265

A 10 percent weakening of the Canadian dollar against the US dollar at March 31, 2009 and March 31, 2008 would have affected three months net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	March 31, 2009	March 31, 2008
Net Earnings	$(3,184)	$3,866

A 10 percent strengthening of the Canadian dollar against the US dollar at March 31, 2009 would have had the equal and opposite effect on the amounts shown above, on the basis that all other variables remain constant.

(c)	Interest Rate Risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents in order to provide liquidity while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash equivalents and reclamation deposits, which are invested in Canadian provincial bonds.

The convertible bonds carry a fixed interest rate of 7.125% per annum and as such are not subject to fluctuations in interest rate. The long term credit facility (note 13) carries a floating interest of LIBOR plus 4%.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial assets to interest rate risk as at March 31, 2009 is as follows:

		Weighted	Weighted
		average	average period
		effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to fixed
interest rates	$21,925	5.30%	N/A
Financial assets subject to
fixed interest rates	103,625	5.33%	6.99
Equity investments	5,714	N/A	N/A
Trade and other receivables	7,181	N/A	N/A
Total financial assets	$138,445

The exposure of the Company's financial assets to interest rate risk as at December 31, 2008 is as follows:

		Weighted	Weighted
		average	average period
		effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to fixed
interest rates	$8,987	4.0%	N/A
Financial assets subject to
fixed interest rates	109,464	6.3%	7.02
Equity investments	3,138	N/A	N/A
Trade and other receivables	4,606	N/A	N/A
Total financial assets	$126,195

The exposure of the Company's financial liabilities to interest rate risk at March 31, 2009 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
fixed interest rates	$36,777	4.96	N/A	2.83
Financial liabilities subject to
fixed interest rates	37,045	7.13	2.38	2.38
Other liabilities	44,649	N/A	N/A	N/A
Total financial liabilities	$118,471

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2008 is as follows:

			Weighted
		Weighted	average
		average	period for	Weighted
		effective	which the	average
		interest	interest rate	period until
		rate	is fixed	maturity
	Total	(percent)	(years)	(years)

Financial liabilities subject to	$5,737	4.0%	N/A	N/A
fixed interest rates
Financial liabilities subject to
	35,219	7.1%	2.6	2.6
fixed interest rates
Other liabilities	54,808	N/A	N/A	N/A
Total financial liabilities	$95,764

A 10 percent decrease of the prime rate for the three months ended March 31, 2009 and March 31, 2008 would have affected three months net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	Mar. 31, 2009	Mar. 31, 2008
Net earnings	$3	$96

A 10 percent increase of the prime rate for the three months ended March 31, 2009 and March 31, 2008 would have had the equal and opposite effect on net earnings on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at March 31, 2009

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(5,183)	$4,697
Investment in other public companies	409	608	1,017
	$10,289	$(4,575)	$5,714

	As at December 31, 2008

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(7,297)	$2,583
Investment in other public companies	409	146	555
	$10,289	$(7,151)	$3,138

As at March 31, 2009, the Company held 7,827,726 (2008 – 7,827,726) shares of Continental Mineral Corporation, a public company with certain directors in common with the Company.

6.	INVENTORY

	As at	As at
	March 31, 2009	December 31, 2008
Copper concentrate	$6,650	$6,114
Ore in-process	1,479	1,120
Copper cathode	8	612
Molybdenum	109	394
Materials and supplies	11,717	12,100
	$19,963	$20,340

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment – Gibraltar Mine

	March 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Buildings and equipment	$6,281	$2,518	$3,763	$6,115	$2,421	$3,694
Mine equipment	85,409	10,138	75,271	58,659	9,900	48,759
Plant and equipment	98,412	4,757	93,655	97,867	4,126	93,741
Vehicles	2,737	1,203	1,534	1,864	1,086	778
Computer equipment	3,390	2,935	455	3,390	2,870	520
Social assets	402	–	402	402	–	402
Deferred pre-stripping costs	52,535	3,162	49,373	52,535	2,358	50,177
Construction in progress	58,798	–	58,798	82,542	–	82,542
Assets under capital lease	17,521	45	17,476	17,521	13	17,508
Asset retirement costs	20	–	20	–	–	–
Total Gibraltar mine	$325,505	$24,759	$300,747	$320,895	$22,774	$298,121

Other equipment and
leasehold improvements	$386	$125	$261	$386	$103	$283
Mineral property interests
Gibraltar Copper Mine			16,753			16,742
Gibraltar and Harmony properties			2			2
Aley Niobium property			8,343			8,343
Oakmont Ventures Ltd.			7,520			7,520
Prosperity property			1			1
Total mineral property interests			32,619			32,608

Net asset retirement obligation adjustment			(5,914)			(6,012)

Mineral properties, plant and equipment			$327,713			$325,000

As at March 31, 2009, approximately $58,798 (December 31, 2008 – $82,542) of plant and equipment is under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended March 31
Transactions:	2009	2008
Hunter Dickinson Services Inc.
Services rendered to the Company and its subsidiaries and
reimbursement of third party expenses	$752	$1,891

	As at	As at
Due to (from):	March 31, 2009	December 31, 2008
Hunter Dickinson Services Inc.	$2,200	$1,772

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances are non- interest bearing and due on demand.

9.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
March 31, 2009
2009	$3,278
2010	4,003
2011	4,003
Thereafter until 2013	6,614
Total minimum lease payments	$17,898
Less: interest portion	(2,232)
Present value of capital lease obligations	$15,666
Current portion	(3,374)
Non-current portion	$12,292

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

10.	BANK INDEBTEDNESS

During the three months ended March 31, 2009, the Company repaid an overdraft facility held with a Canadian financial institution in full.

11.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, December 31, 2008	$10,366
Changes during the period:
Reclamation incurred	(136)
Accretion	234
Additional site closure and reclamation obligation recognized	20
Reduction in the present value of reclamation obligation due to a revision in mine life	–
Balance, March 31, 2009	$10,484

Accretion for the three months ended March 31, 2009 of $234 (2008 – $313) was charged to the statement of operations.

12.	RESTRICTED CASH

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company was required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit was released during the period with the cash security being now reduced based on Gibraltar’s consumption of power.

13.	LONG TERM CREDIT FACILITY

In February 2009 (“Utilization Date”), the Company entered into and drew upon a US$30,000 36- month term facility agreement (the “Facility”) with Credit Suisse. The Facility is repayable commencing 14 months after the Utilization Date in equal bi-monthly installments in the amount of US$2,500 until February 2012. The Facility bears interest at LIBOR plus 4 percent which is due and payable bi-monthly. Pursuant to security agreements entered into in connection with the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Facility, the Company has ceded, as security, certain equipment of the Gibraltar Mine, the treatment and refining offtake agreement along with a corporate guarantee.

The Facility requires maintenance of certain financial covenants (Note 4(a)) as well as production cost thresholds. As at March 31, 2008, the Company is in compliance with its financial covenants.

The Company has the option, at any time after 18 months of the Utilization Date, to prepay the Facility.

The Company incurred financing fees of $1,067 to obtain the Facility. The unamortized fees totaled $1,067is being amortized using the effective interest rate method.

Future principal payments are as follows:

As at
March 31, 2009
2009	$–
2010	15,766
2011	18,920
2012	2,091
Present value of capital lease obligations	$36,777
Current portion	–
Non-current portion	$36,777

14.	COMMITMENTS

(a)	Advances for equipment

As at March 31, 2009, the Company paid $10,044 in advance deposits for equipment to be received in next fiscal year, none of which has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $15,442.

(b)	Treatment and refining agreement

The Company commenced its six-year agreement with MRI Trading AG (“MRI”), a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate during the period Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

15.	SUBSEQUENT EVENTS

(a)	Equity Financings

On April 15, 2009, the Company closed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full for the closing, resulting in aggregate gross proceeds to the Company of $23,000. The net proceeds from the Offering will be used for discharge of accounts payable and general working capital.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261. A finder's fee of 6% of the proceeds of the private placement financing was paid.

(b)	Exercise of Warrants and Options

Subsequent to March 31, 2009, 8,371,430 warrants issued in December 2008 were exercised for total proceeds of $7,116 and 28,500 options were exercised for the total proceeds of $28.5.

(c)	Stock Options Issued

Subsequent to March 31, 2009, 1,580,500 options were issued with an exercise price of $1.71 expiring in April 21, 2014.